

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2018

T. Lane Wilson
Senior Vice President and General Counsel
NORTHWEST PIPELINE LLC
295 Chipeta Way
Salt Lake City, Utah 84108

  Re: NORTHWEST PIPELINE LLC
   Registration Statement on Form S-4
   File No. 333-228174
   Filed on November 5, 2018

Dear Mr. Wilson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Danilo Castelli at (202)551-6521 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Consumer Products

cc: Robyn E. Zolman